

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2020

Meenal A. Sethna
Chief Financial Officer
LITTELFUSE, INC.
8755 West Higgins Road
Suite 500
Chicago, IL 60631

> **Re: LITTELFUSE, INC.**
> **Form 10-K for the Year Ended December 28, 2019**
> **Filed February 21, 2020**
> **File No. 000-20388**

Dear Ms. Sethna:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeff Gorski